

Mail Stop 3561

October 1, 2009

Via Fax & U.S. Mail

Mr. Thomas Pilholski
Chief Financial Officer
American Commercial Lines, Inc.
1701 East Market Street
Jeffersonville, Indiana 47130

     **Re:    American Commercial Lines, Inc.**
            **Form 10-K for the year ended December 31, 2008**
            **File No. 000-51562**

Dear Mr. Pilholski:

     We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                    Sincerely,

                    David R. Humphrey
                    Branch Chief